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                                                                       Exhibit 1
                                                                       ---------

Press Release of the Company with unaudited Consolidated Financial Results for Silverline Technologies Limited and its subsidiaries prepared under U.S. GAAP in U.S. Dollars for the quarter ended September 30, 2001.

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For Immediate Release

 Silverline Technologies Posts Revenues of $39.7 million or Rs. 187.5 crores for

                Fiscal Second Quarter, Ended September 30, 2001

 Company continues to execute strategic re-alignment of its business by focusing on its core Solutions business

Mumbai, India and Piscataway, NJ (November 21, 2001): Silverline Technologies (NYSE - SLT; BSE - SLVR), an international software development and integration services firm, today announced financial results for its second fiscal quarter, ended September 30, 2001.
Note: Currency exchange rate used for conversion is Rs. 47.17 per $US 1.
----

Highlights for the quarter ended September 30, 2001
---------------------------------------------------

     o Revenues grew by 8.7% to $39.7 million or Rs. 187.5 crores compared to $36.6 million or Rs. 172.5 crores in the second fiscal quarter ended September 30, 2000.

     o EBITDA, before increases in provision for bad debts, decreased to $8.2 million or Rs. 38.8 crores compared to $10.6 million or Rs. 49.9 crores for the quarter ended September 30, 2000. The lower EBITDA was attributed primarily to lower gross margin of 45.5%, compared to 48.9% for the same period last year. Gross margin improved from 43.0% achieved in the June'01 quarter. The Company increased its Provision for Bad Debts by $5.2 million or Rs. 24.3 crores, which followed a review of accounts receivables in light of the difficult economic environment and the deliberate scale-down of Staffing business.

     o Net Income before restructuring, non-recurring, non-cash charges and increases in provision for bad debts, was $8.03 million or Rs. 37.9 crores compared to $12.8 million or Rs. 60.4 crores for the quarter ended September 30, 2000. The restructuring charge of approximately $2.8 million or Rs. 13.4 crores in the September 2001 quarter is a non-recurring charge related to integration of SeraNova, and re-alignment of business focus towards the core Solutions business. Net Income after charges and increases in provision for bad debts was ($6.1) million or (Rs.28.6) crores compared to $11.8 million or Rs.
          55.8 crores.

     o Fully diluted cash earnings per share for the quarter ended September 30, 2001, were $0.03 or Rs. 1.59, compared to $0.19 or Rs. 8.80 in the corresponding period a year back. Fully diluted cash earnings per ADS (1 ADS = 2 common shares) were $0.07 or Rs. 3.15, compared to $0.37 or Rs. 17.60 for the quarter ended September 30, 2000. Fully diluted earnings per share for the quarter ended September 30, 2001, were ($0.07) or (Rs. 3.32) compared to $0.17 or Rs. 8.13 in the corresponding period a year back. On an ADS basis, the fully diluted earnings per ADS were ($0.14) compared to $0.34 in the prior period.

     o In pursuit of the strategy unveiled last quarter, Silverline continued to focus on its core Solutions business, based on the larger opportunity that it saw for itself in Solutions, which represents 77%

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          of the revenues, up sequentially from 64% in the June 2001 quarter. In the context of the relatively lower profitability of the Staffing business, and the opportunity to increase management's focus on activities that deliver superior return on investment in the long-run for shareholders, the Company is now managing and monitoring the Staffing business separately. This separation and a closer monitoring of the profitability by engagements will enable the Company to rationalize Staffing business that does not meet its profitability criteria. It will also allow the Company to determine the future course of action for the Staffing business.

     o During the quarter, Silverline won 9 new Global 2000 enterprise clients. New client wins in North America included Citibank, California Property & Casualty, Honeywell and WellPoint Health Networks, while European new client wins included Gartmore Investments, New Media Publisher, and Sonera. The Company also secured multiple new projects wins from existing clients, including Air Canada, Amgen, First Union, First Data Merchant Services, Toys `R Us and Western Union. Many of the project wins were in the areas of enterprise application integration and application management and maintenance.

     o Given the enhanced uncertainties surrounding decision cycles, and the diminished visibility into prospects for growth in business spending, financial guidance for fiscal 2002 ended March 31, 2002, has been revised to revenues of $160-$165 million or Rs.755-Rs.778 crores, from $190-$210 million earlier. The core Solutions business revenue guidance is $120-$125 million for fiscal 2002. EBITDA, before restructuring and non-recurring charges, is expected to be in the range of $30-$35 million for fiscal 2002.

Ravi Singh, CEO of Silverline, said, "This quarter was a demanding quarter, and was characterized by business disruption surrounding the tragic events of September 11, 2001, in an already challenged overall business environment. Despite this, our Solutions revenues of $30.6 million grew 5% sequentially, as our offshore-focused global delivery capability combined with our experienced onsite high-level consulting, was received well by our clients. Offshore revenues as a percent of Solutions revenues was 31%. During the quarter, we executed on a number of strategic initiatives designed to create a more focused and competitive company. We have substantially completed the rationalization of facilities and people, pursuant to our merger with SeraNova earlier in the year. In addition, we re-aligned our technical skill-sets to more effectively pursue the enterprise integration and application maintenance opportunities. Furthermore, recognizing the critical importance of further expanding our existing client relationships, during this quarter we created the Client Solutions Group, whose primary tasks are to enhance customer satisfaction and penetration within our existing strategic accounts. Our successful execution of the above initiatives has today created an organization that is much stronger from technical and business perspective and, at the same time, highly responsive and relevant to customer needs. This has begun to be reflected to some extent in our multiple new project wins, from both existing and new accounts, where we have continued to consistently compete and win against our leading competitors." Operating Highlights
--------------------


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


                                                                      Quarter Ended

                                                                Sept'01             June'01
                                                                -------             -------

Revenue by Type of Services

o        Projects                                                 77%                 64%
o        Staffing                                                 23%                 36%
Solution Revenue by Service Mix
o        Strategy                                                 5%                   5%
o        Development/Integration                                  45%                 45%
o        Package Implementation                                   20%                 23%
o        Application Maintenance                                  30%                 27%
Solution Revenue by Key Verticals
o        Financial                                                48%                 49%
         Banking                                                  30%                 27%
         Transaction Processing                                   15%                 19%
         Insurance                                                3%                   3%
o        Automotive/Manufacturing                                 10%                  8%
o        Healthcare                                               8%                   6%
o        Telecom/High Tech                                        17%                 19%
o        Others                                                   17%                 18%
New Solutions Clients                                              9                   6
Top 5 Solutions Client Revenue Exposure                           25%                 20%
Total Headcount                                                  1,878               2,417



Ravi Singh continued, "Today our challenge is to continue building our value proposition to clients, in an environment that over the long-term is supportive of our value-based offshore delivery, but in the near-term is susceptible to disruption in client decision cycles. The tragic events of September 2001, have created anxiety in the customer base, slowing a recovery in discretionary project spending that, prior to September 11th, was beginning to show signs of a turn-around. Realizing this uncertainty, we have focused even more on recession-resistant industries, like healthcare, and on our application maintenance service offering, which targets customers' ongoing IT expenditures, rather than their discretionary budgets. During the quarter, we saw significant new project wins within the healthcare sector, including Wellpoint Health Networks and Amgen, and grew our maintenance revenues as a percent of total revenues to approximately 30%. Furthermore, as part of our efforts to streamline our billing and collection function, we completed an internal review of our Accounts Receivables. As a result, we have determined that it is prudent to increase our provision for bad debts by $5.2 million, to reflect the condition of certain receivables whose value have been further impaired by difficult economic conditions, and the deliberate scaling-down of the Staffing business. We will continue our attempts to collect on these accounts."

Investor Contacts:

US - Ramji Srinivasulu, Silverline Technologies: +1.732.584.5300
India - Mohnika Ahluwalia, Silverline Technologies:     +91.22.533.8160-64 x2353

Media Contacts:

US - Richard Bevis, Silverline Technologies:         +1.732.584.5828
India - Lawrence Alfonso, Silverline Technologies:   +91.40.324.0189

About Silverline

Silverline Technologies Limited (NYSE: SLT; BSE SLVR) is an international software development and integration services firm, with over 1,850 software professionals world-wide. Silverline provides a comprehensive set of eBusiness consulting and IT services, including strategic consulting, creative design, technology integration and implementation, as well as management and maintenance of Internet and legacy applications.

Silverline focuses primarily on Global 2000 clients in key industry sectors, such as automotive/discrete manufacturing, financial services, healthcare/insurance, technology and telecommunications. The Company also has extensive experience in technologies such as mobile and wireless applications, ePayments and enterprise information portals, as well as in business processes such as customer relationship management (CRM), eProcurement and online marketplaces, channel management and employee enablement.

Silverline delivers its services through a global network of software development centers. At the heart of the network are core offshore centers in Chennai, Hyderabad and Mumbai, in India. These centers support regional development facilities located close to clients throughout North America, Europe and Asia Pacific. With SEI CMM Level 4 and ISO 9001 certified processes, Silverline uses this Global Delivery Model to provide superior service, accelerated delivery and significant cost savings to clients around the world. Visit Silverline on the World Wide Web at www.silverline.com.

                                       ###

NOTE: Silverline, the Silverline `S' logo and `The Power of Approach' are registered trademarks and GuestLogix, SeraNova, the SeraNova logo, `i-team and N/able are service marks of Silverline Technologies Ltd. in the United States and other countries. All other trademarks are the property of their owners.

Safe Harbor Statement
Except for the historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those than may be projected by these forward-looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with customer projects as well as other risks detailed in the reports filed by Silverline Technologies Limited with the Securities and Exchange Commission. Silverline undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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





                                                      SILVERLINE TECHNOLOGIES LTD.
                                                 CONSOLIDATED STATEMENT OF OPERATIONS
                                                       (Unaudited and in US $)
------------------------------------------------------------------------------------------------------------------------

                                                                            QUARTER ENDED                 QUARTER ENDED
                                                                            SEPT 30, 2001                 SEPT 30, 2000

                                                             ===========================================================

Revenues                                                                       39,744,245                    36,569,483

Cost of Revenues                                                               21,673,952                    18,696,648

                                                             -----------------------------------------------------------
Gross Profit                                                                   18,070,293                    17,872,835
                                                             -----------------------------------------------------------

Selling & Marketing Expenses                                                    2,705,694                     1,894,608
General and Administrative Expenses                                             7,175,520                     5,389,336
                                                             -----------------------------------------------------------
Total SG&A                                                                      9,881,214                     7,283,944
                                                             -----------------------------------------------------------

EBITDA                                                                          8,190,293                    10,588,891

Deferred Stock Compensation Amortization                                           19,462                             0
Depreciation                                                                    2,646,230                       923,374
Amortization                                                                    3,461,789                       135,178
                                                             -----------------------------------------------------------
Total Operating Expenses                                                       15,973,695                     8,342,496
                                                             -----------------------------------------------------------

Operating Income                                                                2,096,598                     9,530,339
Other Income (Expenses), Net                                                    (139,293)                     3,536,328
Restructuring/Non-recurring Charges/Increase in Bad Debt
Provision                                                                       7,995,000                             0
                                                             -----------------------------------------------------------
Pre-tax Income                                                                (6,037,695)                    13,066,067
Provision for Income Taxes                                                         25,340                     1,231,284

                                                             -----------------------------------------------------------
Net Income                                                                    (6,063,035)                    11,835,383
Cash Net Income before restructuring, non-recurring charges

& non-cash items                                                                2,873,878                    12,806,925
                                                             -----------------------------------------------------------

EPS

Basic EPS                                                                         ($0.07)                         $0.17
Fully Diluted EPS                                                                 ($0.07)                         $0.17

Basic Earnings Per ADS                                                            ($0.14)                         $0.34
Fully Diluted Earnings Per ADS                                                    ($0.14)                         $0.34

Cash EPS *

Fully Diluted Cash EPS                                                              $0.03                         $0.19
Fully Diluted Cash Earnings per ADS                                                 $0.07                         $0.37

Basic Shares Outstanding                                                       85,654,884                    68,234,542
Fully Diluted Shares Outstanding                                               86,147,583                    68,647,648
(2 shares = 1 ADS)

* Cash earnings are computed as Net Income plus Amortization plus tax-effected
Depreciation plus non-recurring charges
